
HOLMES HARDWARE COMPANY
HOLMES HARDWARE CO.

FUEL & IRON


Archives, Pueblo, CO

IMAGE CREDIT: STEELWORKS ARCHIVES PUEBLO, CO

HISTORY

MARKET RESEARCH/WHY NOW

Pueblo, Colorado has a rich history as the city that built the American West. Its steel mill, Colorado Fuel & Iron, was once the largest employer in Colorado, home to 15,000 workers at its peak. In 1910 the mill employed one tenth of the entire workforce in Colorado, and from 1901 to 1912 Colorado Fuel & Iron was listed on the Dow Jones Industrial Exchange. Workers from around the world came to Pueblo to work in the mill, and at one point over 40 languages were spoken by its workers. While the steel market crash of 1982 precipitated the decline of the steel mill and its subsequent sale, Pueblo's steel mill is still active and vibrant today, producing rail, seamless pipe, rod and coiled reinforcing bar.

The Fuel & Iron Food Hall honors the proud industrial past and present of Pueblo, while paying tribute to the immense economic diversification that has transpired since the steel mill's hegemonic days of the early 1900s. Specifically, Fuel & Iron reflects both Pueblo's rich agriculture and the diverse cultures that call Pueblo home. Fuel & Iron sits at the bridge between Pueblo's downtown and south side, and helps form a bridge between Pueblo's past and future economic vitality.


HOLMES HARDWARE COMPANY

IMAGE CREDIT: GOOGLE STREET VIEW

SITE SELECTION

The Fuel & Iron Food Hall sits at the ground floor of the Holmes Hardware Block, the former site of the Holmes Hardware Company. The company was a partnership between George Holmes, a self-made businessman, and Alva Adams, a three-term governor of Colorado and the eponym of Adams County. After a fire destroyed the original wood-frame Holmes Hardware Block in 1915, the building was immediately reconstructed with its original façade but with a fireproof concrete structure. By 1918, the Holmes Hardware Block was the second largest hardware building in the country (after a building in Salt Lake City), and the stout construction of the building allowed it to survive the flood of 1921, which lead to the Arkansas River being rerouted to its current location (the Riverwalk follows the river's original course through Downtown Pueblo).

The building sits on the southern edge of downtown, directly across from Pueblo's Union Station and at the opposite end of Downtown from the Riverwalk, downtown Pueblo's biggest draw. By creating an incredible amenity at the other end of Union Ave. from the Riverwalk, Fuel & Iron will draw locals and tourists alike back and forth along Union Ave., generating increased traffic and opportunity for the businesses in between. As such, Fuel & Iron will be not only a success in and of itself, but a boon to downtown Pueblo and the city as a whole.





PROJECT OVERVIEW

AND RENDERINGS

The redevelopment of the Holmes Hardware Block will consist of the Fuel & Iron Food Hall on the first floor and 28 affordable housing units on the second and third floors. The larger project site will have roughly a half acre devoted to an urban farm, ample parking for both the food hall customers and apartment residents, and roughly a half acre dedicated to additional housing in Phase II of the project.

Fuel & Iron will serve as an incubator for the next generation of great Pueblo restaurants. The five restaurant spaces within the food hall will be occupied by independent local chefs and restauranteurs. During this time, the up and coming culinarians will receive business planning and financing guidance, in addition to help with site selection and lease negotiation for their own brick and mortar location within Pueblo.

After the restauranteurs are successful in opening up their own standalone brick and mortar location, their space in the food hall will be given to another restauranteur, and the cycle will be repeated, affording these entrepreneurial chefs opportunities they would not have otherwise had and at the same time invigorating the Pueblo restaurant scene as a whole!

The upper floors of the Holmes Hardware block, in conjunction with Phase II of the site redevelopment, will bring much needed housing into Downtown Pueblo, and will help activate Pueblo's downtown during a much greater portion of the week. The aim of the project is to be catalytic, encouraging more commercial and residential development downtown and further encouraging Pueblo's growth in a way that honors local residents and businesses to live, work, and play downtown.

AERIAL MAP


RIVERWALK
UNION AVE
B STREET
UNION DEPOT
ARKANSAS RIVER

IMAGE CREDIT: GOOGLE EARTH

OVERVIEW MAP


EXISTING BUILDINGS
URBAN FARM
PARKING
PHASE II MULTI-FAMILY HOUSING

IMAGE CREDIT: GOOGLE EARTH

MISSION STATEMENT

Fuel & Iron seeks to forge a bridge between Pueblo's industrial past and a future which honors the city's diverse population and bountiful agriculture. By creating a platform for restaurant incubation, adding downtown housing, and developing a unique amenity, Fuel & Iron will catalyze the economic vitality of downtown Pueblo and the city as a whole.

THE TEAM





NATHAN & ZACH

PROJECT FOUNDERS

Zach Cytryn and Nathan Stern are commercial real estate brokers and developers focusing on food and beverage. They work with roughly 40 food and beverage groups through all restaurant verticals (full service, fast casual, bar, brewery/distillery, coffee, ice cream, etc.), helping them find and negotiate real estate to open and expand. Specifically, Zach and Nathan work with roughly 10 active tenants in food halls (including four of the seven restaurants in Avanti, the inspiration for Fuel & Iron), helping them expand into their first brick and mortar retail space. Zach and Nathan believe in the power of food halls as community hubs and restaurant incubators, and look forward to realizing their vision for a community focused food hall in Pueblo.

SUSAN POWERS URBAN VENTURES



For the past two decades, Urban Ventures and its Principal, Susan Powers, have been a leader in the redevelopment of urban properties into communities that make a positive contribution to the neighborhood fabric and create sustaining value. Urban Ventures recognizes the enormous opportunity that lies in the rejuvenation of historic sites. They see adaptive reuse as a practical, sustainable solution that creates a sense of place and identity through the preservation of rich, historic character. A few projects that exemplify this commitment to adaptive reuse are:

- STEAM on the Platte, the conversion of a 100-year-old rag-baling warehouse into creative office space for tech companies, social enterprises, and other innovative businesses. The first phase also features the renovation of a 6,000 square foot bow truss building into Raices Brewery, a Latino owned craft brewery focused on community, culture and cerveza.
- Aria Denver, the redevelopment of a former convent in Northwest Denver into a17.5-acre master planned community that includes infrastructure development to support a variety of green housing options (including townhomes, row homes, and apartments) as well as commercial components.
- Fire Clay Lofts, a four-acre mixed-use community of 14 separate structures including residential lofts, live/work units, and townhouses connected by open space, courtyards, and walkways, built on the site of the old Fire Clay Brick Company.

Prior to Urban Ventures, Susan served as the executive director of the Denver Urban Renewal Authority for 11 years, and previously worked in planning departments in municipalities across the Western United States.


{EVG}
hospitality

GREG TOPEL

EVG HOSPITALITY

Greg Topel brings over 20 years of hospitality management experience to EVG Hospitality. When with the Walnut Restaurant group Greg was known for his outstanding management style. With this group he held the position of Director of Operations, where he oversaw three high-volume, full service restaurants; a wholesale bakery; and leading a staff of 30 high level managers and supervising over 400 employees at any given time. In 2017 Greg was one of the founding partners in EVG Hospitality where he further deepened his skills in financial management, legal compliance, HR, and operations. All the while, inspiring a passion for high-touch hospitality throughout the company, earning EVG a reputation for excellence throughout Colorado and beyond. Since its inception EVG has designed, operated, and consulted on food halls in cities across the nation including Denver, Spokane, Kansas City, Oklahoma City and Fredericksburg. EVG Hospitality applies the spirit of Excellence, Value, and Gratitude to each and every project.



DAN HORVAT

HORVAT ARCHITECTS

Dan Horvat is the principal and owner of Horvat Architects, a full service architectural firm specializing in institutional and commercial projects, providing design services, owners' representation and project management services on complex client-focused commissions. Dan regularly leads and manages project teams of 12–25 people. Throughout Dan's three decades as an architect, he has designed many complex mixed-use projects which include restaurants, medical-dental offices, network operation center facilities, high technology and telecommunication clean rooms, labs and offices, multi-family residential towers and luxury mountain resort condominiums. Dan has extensive experience with historic preservation and renovation, including the Magnolia Hotel in Dallas, TX, and the San Diego Union Building, the original home of the San Diego Union-Tribune, in San Diego, CA.


REGULAR
ARCHITECTURE

KEVIN NGUYEN

REGULAR ARCHITECTURE

Regular Architecture is a design practice based in Denver, Colorado. We have wide-ranging experience that allows us to effectively partner with driven clients who demonstrate an ongoing commitment to the success and quality of the spaces we create together. We are founded on the core principle that design, which meets client needs and is in harmony with its surrounding context, can enrich the environment and improve people's lives. Our practice is critically engaged in research into the project typologies we work on, and active in improving architecture through involvement in both the academic and professional communities.


sweet +
Savory
DESIGNS

KARYN SAVORY

SWEET & SAVORY DESIGNS

The story behind Sweet & Savory Designs began when my grandma, Dorothy Sweet, met and fell in love with my grandfather, Leonard Savory. Meant to be, the marriage of Sweet & Savory was officially rejoiced on June 10, 1947. Their love story then became mine.

I'm a design connoisseur with a food fetish. I help restaurants and food & beverage companies create top-shelf visual brands that directly impact both the vitality of the business and the bottom line. Using visionary thinking, a commitment to excellence, and a deep understanding of the industry, I create everything a delicious brand requires. My travels and love for food, paired with my creative passion for graphic design, brought Sweet & Savory Designs to life.







LAURA, MONICA & JEREMY

SB CLARK COMPANIES

S.B. Clark Companies is a national, woman-owned public finance consulting firm located in Denver, Colorado offering services for Low Income Housing Tax Credits, New Markets Tax Credits, Bond Finance and more.

The firm's clients include state and local governmental entities, public housing authorities, not-for-profit corporations such as affordable housing and human service providers, educational institutions, and healthcare providers as well as for-profit developers working in low income communities.

Stephen B. Clark founded the firm in 2001 after having worked as a public finance investment banker for over 25 years. The business started with financial advising for key local hospitals and municipalities and grew to include work with housing authorities and other public entities. Laura, Steve's daughter, joined the firm in 2003 and has grown to be recognized as an expert in tax credit financing. Monica, Laura's twin, joined the family business in 2012 to lead the firm's New Markets Tax Credits division. Over its 18-year history, S.B. Clark Companies has built a robust team of consultants, all striving to provide experienced, passionate and diligent work products for the firm's clients.


NeighborWorks®
SOUTHERN COLORADO
LOVE YOUR
NEIGHBOUR

NEIGHBOR WORKS

OF SOUTHERN COLORADO

NeighborWorks of Southern Colorado's mission is to promote healthy, vibrant Neighborhoods and serve as the first choice for homebuyer resources in Southern Colorado. Their core belief is that building sustainable communities begins with building stable homes. NeighborWorks Southern Colorado is a private non-profit organization governed by a Board of Directors. Established in 1977, NWSoCo is a charter member of the national organization: NeighborWorks America. NWSoCo is heavily involved in the development of housing units, both for sale and for rent. In 2019, they invested $125,400,000 into local communities.

FOOD HALL

TENANT MAP


PATIO
FLEX EVENT SPACE
COFFEE & ICE CREAM SHOP
SOLAR ROAST COFFEE PUEBLO, CO
BAR
FOOD 1
RESTAURANT #1
RESTAURANT #2
RESTAURANT #3
RESTAURANT #4
RESTAURANT #5
ELEV.
STAIR
DN
ICE






Hot chocolate €3,00
(with Callebaut drops)
LUNCH FROM 11 AM!
FLAVOR SHOT
SOY MILK
LACTO FREE
MILK







FOOD HALL










SHIPYARD
1 Monkey Fist IPA
2 Hazelnut Porter
3 Brewers Choice
4 Estival
5 Shipyard Fuggles IPA
6 Red IPA


Order Here
Menu



FOOD HALL









FOOD HALL









FOOD HALL









FOOD HALL

BRANDING

FUEL & IRON

FOOD HALL

FUEL & IRON

F&I

BRANDING


F&I
FUEL & IRON
FOOD HALL


FUEL & IRON


F&I


FUEL & IRON
FOOD HALL



STRUCTURE

- Restaurant spaces sign licensing agreements for 1,2, or 3 years. These intentionally short term leases allow us to continually evergreen our concepts and help our successful chef partners to move on to pursue the dreams of having their own independent restaurant. The exception is the coffee and ice cream shop, which has a long term lease.

- Restaurateurs pay a base and percentage rent as well as minimal shared expense fee to the facility operators (us). This covers their kitchen space, production equipment, storage & refrigeration, FF&E, ware washing, Front of House service staff, facility management, marketing and promotions.

- Spaces are delivered with all necessary infrastructure and a standard equipment package. This dramatically lowers the cost of entry which broadens the range of chef partners who can occupy the hall. This will allow us to attract and select the best local talent available based on how exciting and promising their concept is instead of just how well funded they are. This also allows us to minimize vacancy time (usually to less than 48 hours) when leases are up or when a concept is not performing as desired.

STRUCTURE CONTINUED

- Fuel & Iron (the facility operator) owns and operates the bar, manages the facility, the front of house service staff and all tenants, all while ensuring a consistent and amazing guest experience. Restaurants may not sell alcohol.

- Restaurateurs are responsible for ordering signage/menu boards, specialty equipment, product inventory and hiring kitchen staff. There pre-opening cost is projected at well under 20K to get open and operating. This is one of the primary advantages to this structure.

- Interested restaurateurs will receive extensive and ongoing operational and business planning assistance during their time in food hall to prepare for opening a brick and mortar.

- Fuel & Iron's partners help restaurateurs find and negotiate over brick and mortar spaces, and potentially invest in the brick and mortar spaces.

ADVANTAGES

- Restaurateurs can open a space for minimal up-front capital. Expected outlay is less than 20K per tenant all-in. As compared to a similar fast casual concept that would require closer to 500K to become successfully operational.
- Restaurateurs don't sign personal guarantees and can terminate their licensing agreement. The importance of this can not be overstated since many of the most talented chefs can't afford or qualify for the customary personal guarantees affiliated with traditional leases.
- Restaurateurs can generate capital and a customer base to help them open and be successful in a brick and mortar restaurant. Fuel & Iron can also contribute business planning, real estate, and capital expertise to help restaurateurs expand successfully.
- This model allows for greater margins for both the owners of the hall and its tenants, often 2–3 times the industry standard. This is achieved for ownership by controlling the higher margin bar revenue and collecting rent from the tenants. The tenants have much smaller menus allowing them to streamline production, minimize waste & spoilage and only offer their best creations. The tenants also benefit from the customary expenses that ownership is able to absorb in this structure such as: utilities, service staff, facility management, marketing & promotions. Both owner and tenant benefit from the larger revenue footprint and lower labor cost inherent to this model.

AFFORDABLE HOUSING

DESIGN



One Bedroom 555 SF
One Bedroom 555 SF
One Bedroom 598 SF
One Bedroom 605 SF
One Bedroom 584 SF
Studio 340 SF
wo Bedroom 732 SF
o Bedroom '34 SF
o Bedroom '34 SF
Bedroom
Living
Kitchen
Entry
Bath
W/D
REF
DW
RNG
STAIR #1
ELEV
DN
UP
STAIR #2
One Bedroom 592 SF
One Bedroom 592 SF
One Bedroom 592 SF
One Bedroom 580 SF
Two Bedroom 728 SF
Holmes Hardware Block
Apartment Test Fit
May 29, 2020
Second Floor Plan
0 4' 8' 16' 24'

DESIGN


One Bedroom
555 SF
One Bedroom
555 SF
One Bedroom
598 SF
One Bedroom
605 SF
One Bedroom
584 SF
Studio
340 SF
wo Bedroom
732 SF
Bedroom
Bedroom
Living
Kitchen
Living
Living
Living
Living
Living
Living
Bedroom
Bedroom
Bedroom
Bedroom
Bedroom
Bath
Entry
Entry
Entry
Entry
Entry
Entry
STAIR #1
ELEV
DN
Kitchen
Kitchen
Living
Bedroom
Bedroom
Entry
Kitchen
Living
Bedroom
Bedroom
Entry
Entry
Entry
Entry
Bedroom
Bedroom
Bedroom
Bedroom
Kitchen
Kitchen
Kitchen
Kitchen
Living
Living
Living
Living
Kitchen
Living
Bedroom
Bedroom
One Bedroom
592 SF
One Bedroom
592 SF
One Bedroom
592 SF
One Bedroom
580 SF
Two Bedroom
728 SF
STAIR
#2
DN
REF
DW
RNG
W/D
Holmes Hardware Block
Apartment Test Fit
May 29, 2020
Third Floor Plan
0
4'
8'
16'
24'

MODEL

The upper floors of the Holmes Hardware Block redevelopment will include 28 units of income restricted housing, geared towards renters with incomes between 60% and 80% of Area Median Income. The project will consist of two studios, 18 1-bedroom units, and 8 2-bedroom units.

The eastern portion of the site, which includes 23,396 square feet of land, will be designated for future affordable housing development, with a collaboration possible with indieDwell, a builder of modular affordable housing who is building a factory in downtown Pueblo.


HOLMES HARDWARE CO.



ADVANTAGES

Downtowns are fully successful only when they are fully activated. The presence of residents downtown will create greater economic opportunities for local businesses, from the Fuel & Iron Food Hall to the many other great businesses along Union Avenue and throughout Downtown Pueblo.

While 28 units will not in and of itself greatly increase market demand, the project will be catalytic for Downtown Pueblo, leading to additional housing development that will continue to buoy local businesses.


Union
Avenue
Historic
District

IMAGE CREDIT: FRONTIER PATHWAYS

FINANCIAL OVERVIEW

TAX CREDITS
AND BUSINESS INCENTIVES

- State of Colorado Historic Preservation Tax Credits
- Federal Historic Preservation Tax Credits
- New Market Tax Credits
- Tax Increment Finance – Property and Sales Tax
- Urban Renewal Authority Reinvestment
- C-PACE Financing
- HOME Funds



CONSTRUCTION
(SOURCES & USES)*

Holmes Hardware Project Sources & Uses	
Sources:	
Mini-Perm Loan	3,986,209
C-PACE Loan	3,000,000
Reserve Bridge Loan	799,999
HTC Bridge Loan	1,989,566
HTC Equity at Closing	323,570
NMTC Gross Equity	4,184,700
HOME Funds	920,000
Deferred Developer Fee	1,029,022
Owner's Equity	400,000
Total Sources:	16,633,066
Uses:	
Land	2,650,000
Development Costs	7,607,281
Soft Costs	967,903
Fees, Financing & Carry	295,538
NMTC Transaction Costs	1,485,000
NMTC Reserves	1,248,074
Deferred Developer Fee	1,029,022
Financing Costs	217,248
Debt Service/Operating Reserves	1,133,000
Total Uses:	16,633,066

*These are forward-looking projections that cannot be guaranteed



FOOD HALL OPERATING*

	2022		2023		2024		2025		2026	
Sales:										
Food	$0	0.0%	$ 0	0.0%	$ 0	0.0%	$ 0	0.0%	$ 0	0.0%
Beverage	$784,311	100.0%	$1,631,367	100.00%	$1,696,622	100.0%	$1,764,487	100.0%	$1,799,776	100.0%
TOTAL SALES	**$784,311**	**100.0%**	**$1,631,367**	**100.00%**	**$1,696,622**	**100.0%**	**$1,764,487**	**100.0%**	**$1,799,776**	**100.0%**
Cost of Sales:										
Food	$0	0.0%	$0		$0		$0		$0	
Beverage	$94,117	12.0%	$391,528	24.00%	$407,189	24.0%	$423,477	24.0%	$431,946	24.0%
TOTAL COST OF SALES	**$94,117**	**12.0%**	**$391,528**	**24.00%**	**$407,189**	24.0%	**$423,477**	**24.0%**	**$431,946**	**24.0%**
Gross Profit	**$690,194**	**88.0%**	**$1,239,839**	**76.00%**	**$1,289,432**	**76.0%**	**$1,341,010**	**76.0%**	**$1,367,830**	**76.0%**
Payroll:										
Salaries & Wages	$234,167	29.9%	$487,067	29.9%	$506,550	29.9%	$526,812	29.9%	$547,884	30.4%
Employee Benefits	$59,199	7.5%	$123,134	7.55%	$128,059	7.5%	$133,182	7.5%	$138,509	7.7%
TOTAL PAYROLL	**$293,366**	**37.4%**	**$610,201**	**37.40%**	**$634,609**	**37.4%**	**$659,993**	**37.4%**	**$686,393**	**38.1%**
PRIME COST	**$387,483**	**54.0%**	**$1,001,729**	**61.40%**	**$1,041,798**	**61.4%**	**$1,083,470**	**61.4%**	**$1,118,339**	**62.1%**
Other Controllable Expenses:										
Direct Operating Expenses	$79,951	10.2%	$164,699	10.1%	$169,640	10.0%	$174,729	9.9%	$179,971	10.0%
Music & Entertainment	$4,500	0.6%	$9,270	0.57%	$9,548	0.6%	$9,835	0.6%	$10,130	0.6%
Marketing	$12,000	1.5%	$24,720	1.52%	$25,462	1.5%	$26,225	1.5%	$27,012	1.5%
Utilities	$18,000	2.3%	$37,080	2.27%	$38,192	2.3%	$39,338	2.2%	$40,518	2.3%
General & Administrative Expenses	$40,648	5.2%	$83,734	5.13%	$86,246	5.1%	$88,833	5.0%	$91,498	5.1%
Repairs & Maintenance	$7,500	1.0%	$15,450	0.95%	$15,914	0.9%	$16,391	0.9%	$16,883	0.9%
TOTAL CONTROLLABLE EXPENSES	**$162,599**	**20.7%**	**$334,953**	**20.53%**	**$345,002**	**20.3%**	**$355,352**	**20.1%**	**$366,012**	**20.3%**
Occupancy Costs										
Rent	$126,000	16.1%	$472,000	28.93%	$472,000	27.8%	$472,000	26.7%	$472,000	26.2%
NNN	$22,248	2.8%	$45,831	2.81%	$47,206	2.8%	$48,622	2.8%	$50,081	2.8%
TOTAL OCCUPANCY COST										
CONTROLLABLE & OCCUPANCY COSTS	**$310,846**	**39.6%**	**$852,784**	**52.27%**	**$864,207**	**50.9%**	**$875,974**	**49.6%**	**$888,093**	**49.3%**
Rents from Restaruanteurs	-$104,700	-13.3%	-$215,682	-13.22%	-$222,152	-13.1%	-$228,817	-13.0%	-$235,682	-13.1%
Property Tax TIF Income	-$64,000	-8.2%	-$64,000	-3.92%	-$64,000	-3.8%	-$64,000	-3.6%	-$64,000	-3.6%
Sales Tax TIF Income	-$65,800	-8.4%	-$134,232	-8.23%	-$136,917	-8.1%	-$139,655	-7.9%	-$142,448	-7.9%
NET OPERATING INCOME	**$190,681**	**24.3%**	**$190,768**	**11.69%**	**$213,685**	**12.6%**	**$237,515**	**13.5%**	**$235,474**	**13.1%**

*These are forward-looking projections that cannot be guaranteed

AFFORDABLE HOUSING

OPERATING*

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Income:										
Rental Income		$304,404	$310,492	$316,702	$323,036	$329,497	$336,087	$342,808	$349,665	$356,658
Other Income	1.00%	$3,044	$3,105	$3,167	$3,230	$3,295	$3,361	$3,428	$3,497	$3,567
Less Vacancy	7.00%	(21,521)	(21,952)	(22,391)	(22,839)	(23,295)	(23,761)	(24,237)	(24,721)	(25,216)
EFFECTIVE GROSS INCOME		**$285,927**	**$291,645**	**$297,478**	**$303,428**	**$309,496**	**$315,686**	**$322,000**	**$328,440**	**$335,009**
Expenses										
Total Operating Expenses	$5,000	(140,000)	(142,800)	(145,656)	(148,569)	(151,541)	(154,571)	(157,663)	(160,816)	(164,032)
Replacement Reserves	2.00%	(8,400)	(8,568)	(8,739)	(8,914)	(9,092)	(9,274)	(9,460)	(9,649)	(9,842)
Asset Management Fee to Housing Operator	7.00%	(21,521)	(21,952)	(22,391)	(22,839)	(23,295)	(23,761)	(24,237)	(24,721)	(25,216)
Operating Payment to Master Tenant Partnership		(110,000)	(110,000)	(110,000)	(110,000)	(110,000)	(110,000)	(110,000)	(110,000)	(110,000)
TOTAL EXPENSES		**($279,921)**	**($283,320)**	**($286,786)**	**($290,322)**	**($293,928)**	**($297,607)**	**($301,359)**	**($305,186)**	**($309,090)**
NET OPERATING INCOME		**$6,005**	**$8,325**	**$10,692**	**$13,106**	**$15,568**	**$18,079**	**$20,641**	**$23,254**	**$25,919**

*These are forward-looking projections that cannot be guaranteed

SCHEDULE & MILESTONES

MILESTONES*

MAY 2020
Creation of Schematic Designs, Financial Models, Logo & Branding

JUNE 2020
Initial Presentations of Property, Friends and Family Round

JULY 2020
Beginning of Design Development, Award of New Market Tax Credits

AUGUST 2020
Beginning of Construction Document Creation, Submission of Part II Historic Preservation Tax Credit Application

SEPTEMBER 2020
Beginning of Community Fundraising Round

*These are forward-looking projections that cannot be guaranteed

MILESTONES*

NOVEMBER 2020
Anticipated Approval of Part II Historic Preservation Tax Credit Application, Submission of Plans to City of Pueblo

JANUARY 2021
Commencement of Construction

NOVEMBER 2021
APARTMENTS OPEN

FEBRUARY 2022
Commencement of Construction on Urban Farm

MAY 2022
URBAN FARM OPENS

JUNE 2022
FOOD HALL OPENS

*These are forward-looking projections that cannot be guaranteed

LOCAL CONTRIBUTING PARTNERS

indie DWELL

Pueblo Community College

GRADYS
Creating Connections

PUEBLO FOOD PROJECT

CSU PUEBLO

NORTHSTAR ENGINEERING AND SURVEYING INC.
Serving Pueblo & So. Colorado Since 1939
719-544-6823

ARC CONSTRUCTION INC VALLEY

All Pueblo GROWS
Seed Lending Library
BORROW → GROW → RETURN

OTHER CONTRIBUTING PARTNERS

MINIELLO CONSULTING

pcd ENGINEERING

INTEGRO STRATEGIC FINANCE

NOVOGRADAC & COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

E-21 Construction, LLC

K.R.E.A.M

Ramirez, Johnson, & Associates

THK associates, inc.

MARTIN/MARTIN CONSULTING ENGINEERS

COMMUNITY IMPACT



JOB CREATION

In addition to energizing the restaurant community and activating surrounding businesses, food halls have proven to be great employers for the local community. The concept, by design, creates a diverse and dynamic employment pool. Ranging from highly skilled artisans and managers to entry level positions with enormous growth potential for the right individuals. Current projections have Fuel & Iron Food Hall creating some 57 FTE jobs, of which 29 will be entry level positions made available to low income community residents. These jobs break down to approximately 22 FTE jobs for Fuel & Iron, of which roughly 75% will be full time (30+ hours per week). Not including the individual kitchen managers, the hall itself will employ at least six full time salaried positions with benefits (health/dental/vision) and salaries ranging from $40,000–$80,000 per year. After the first year, FTE eligible hourly employees will be offered health/dental/vision benefits as well. The five restaurants and coffee and ice cream shop inside the food hall are anticipated to create an additional 35 FTE new jobs. All 57 FTE positions will be paid well over the current living wage in Pueblo County of $11.81 per hour. Additionally, it is expected that this project will employ approximately 32 construction workers as well as a general host of ancillary employment through distributors, suppliers, artists, and farmers.


HOLMES H

IMAGE CREDIT: STEVE MARTIN

DOWNTOWN PUEBLO

The Holmes Hardware Block Redevelopment will be a catalyst for the continued growth and Development of Downtown Pueblo. The Fuel & Iron food hall will be a can't miss amenity for locals, tourists, and locals with out of town visitors. Its location strategically bookends Union Ave., with downtown's other main tourist attraction, the Pueblo Riverwalk, forming the other end of Union Avenue. As locals and tourists alike move between the food hall and the Riverwalk, the increased traffic along Union Ave. will create greater opportunities for the intervening businesses. By adding another amenity downtown, locals will be encouraged to make more trips downtown, and tourists will have enough amenities to remain in Pueblo for longer durations, which will further create economic opportunities for the rest of Downtown Pueblo. The 28 units of affordable housing, augmented by additional housing to the east of the site in a later Phase II of development, will catalyze additional housing in Downtown Pueblo, activating the area for a greater amount of time during the week and further increasing the economic vitality of the area.



RESTAURANT SCENE

The Fuel & Iron Food Hall will serve as an incubator, creating opportunities for local restauranteurs to test new concepts and eventually move them into permanent brick and mortar spaces within Pueblo. Broad Street Realty currently represents roughly 10 tenants within food halls looking to move their businesses into brick and mortar spaces (including 4 of 7 tenants within Avanti in Denver), so they have expertise in advising restauranteurs to make the transition from food hall to brick and mortar. These successful transitions will increase Pueblo's well-deserved reputation as a food city, and will create additional job opportunities in the food and beverage sector for Pueblo residents. The more executive chefs, bar mangers and general managers exist in a city, the deeper the talent pool is for the next generation of restauranteurs, so the incubation forged in Fuel & Iron will have a snowball effect on continually increasing the restaurant talent, reputation, and vitality in Pueblo.



JOB TRAINING

PUEBLO COMMUNITY COLLEGE & CSU PUEBLO

The educational institutions within Pueblo are a vital link to the city's future economic vibrancy, and Fuel & Iron will stand at the nexus of Pueblo's present and future. In collaboration with the Culinary Arts program at Pueblo Community College and the Business Management program at CSU Pueblo, Fuel & Iron will create an internship program embedded within the operation of the five restaurants, coffee and ice cream shop and bar within the food hall. Fuel & Iron will also create a pathway for current students to become future restauranteurs, working with program administrators to identify promising students seeking to open their own restaurants, and staying in touch with those students as their careers develop to the point where they are ready to forge their own path as a restauranteur within the food hall.



PARTNERSHIP

PUEBLO FOOD PROJECT

Fuel & Iron aims to work with the Pueblo Food Project, a convener of food systems within Pueblo that seeks to improve the economic prospects of food producers throughout Pueblo County, from farmers and ranchers to restaurants and bars, to everything in between. Fuel & Iron will also work with the Pueblo Food Project to ensure that food which otherwise would be wasted is instead diverted to Pueblo residents who suffer from food insecurity. Fuel & Iron will also create a volunteering program so that the resident chefs and employees will give back their time preparing and distributing meals to those in need throughout Pueblo.



URBAN FARM

FOOD BOX & FARMER'S MARKET

In collaboration with Pueblo Urban Farmers and the Pueblo Food Project, the project team will work to develop the area between the Holmes Hardware Block and the Arkansas River into a working urban farm. The farm will both provide ingredients for the restaurants within the food hall and will provide (through a food box program) weekly fresh produce for Pueblo residents experiencing food insecurity. The project team will also organize a weekly, seasonal farmer's market along B-Street, which will provide additional opportunities for local food producers to sell their goods. The urban farm at the Holmes Hardware Block will also have a farm stand at the farmer's market to sell produce grown on site. Finally, the metal building immediately to the south of the main building will be converted into an event space, allowing those planning a celebration to incorporate the food and bar program from Fuel & Iron and the ambiance of the farm, railroad tracks and river into their special event.



CONTACT

NATHAN STERN
nstern@broadstreetrealty.com

ZACH CYTRYN
zcytryn@broadstreetrealty.com

GREG TOPEL
gregt@evghospitality.com

DAN HORVAT
dan@horvatarch.com